Bruush Oral Care Inc.

500 – 885 Dunsmuir Street

Vancouver, British Columbia V6C 1N5

Canada

January 13, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bruush Oral Care Inc.
Request for Withdrawal of Registration Statement on Form F-4
Filed on January 29, 2024
File No. 333-276756

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Bruush Oral Care Inc. (the "Company") hereby respectfully requests the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company's Registration Statement on Form F-4 (File No. 333-276756), together with all exhibits thereto, as amended from time to time (the "Registration Statement"), initially filed with the Securities and Exchange Commission (the "Commission") on January 29, 2024. The Company is withdrawing the Registration Statement because the Company no longer plans to consummate the transaction described in the Registration Statement. The Registration Statement has not been declared effective by the Commission and no securities have been sold under the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Jonathan Lotz of Lotz & Company at +1 (604) 699-0110 with any questions.

Yours truly,

BRUUSH ORAL CARE INC.

By:	/s/ Matthew Friesen
Name:	Matthew Friesen
Title:	Chief Executive Officer